EXHIBIT 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, February 25, 2010, at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel, for the purpose of approving an amendment to our Articles of Association to effect a reverse stock split of our issued and outstanding ordinary shares by a ratio of one-for-two (the “Charter Amendment”).

The Board of Directors recommends that you vote in favor of the Charter Amendment, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on January 19, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Chaim Mer
Chairman of the Board of Directors

January 19, 2010

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, February 25, 2010, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about January 21, 2010.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of an amendment to our Articles of Association to effect a reverse stock split of our issued and outstanding ordinary shares by a ratio of one-for-two (the “Charter Amendment”).

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the Charter Amendment.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on January 19, 2010, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of January 19, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,917,950  outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour of the time appointed for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place.  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions will be counted towards the quorum.  The Charter Amendment is not a “routine” matter under New York Stock Exchange Rule 452, and a New York Stock Exchange member organization therefore may not make a “broker non-vote” in connection with the Charter Amendment.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  The proposal requires the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from five of our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer, Mr. Roger Challen, Mr. Lior Salansky and Mr. Isaac Ben-Bassat, who together hold approximately 68.5% of our issued and outstanding ordinary shares, that they presently intend to vote for the proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 19, 2010 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Roger Challen	2,174,615	(3)	24.4%
Chaim Mer and Dora Mer	2,115,704	(4)	23.7%
Roni Ben David and Aliza Ben David	1,276,806	(5)	14.3%
Lior Salansky	1,329,856	(6)	14.6%
Isaac Ben-Bassat	689,214	(7)	7.7%
Eytan Barak	--		--
Steven J. Glusband	1,000		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (10 persons)	6,449,996	(8)	70.4%
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* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,917,950 ordinary shares (excluding 10,800 ordinary shares held as treasury stock) issued and outstanding as of January 19, 2010.

(3)
The 2,174,615 ordinary shares are held of record by The Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(4)
Based solely upon a Schedule 13D/A filed with the SEC on May 26, 2009.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 359,617 ordinary shares and the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd. and 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 29, 2009.  Based on the Schedule 13G/A, 1,276,806 ordinary shares are owned of record by Dana Optimum Investments Ltd., an Israeli company jointly owned by Mr. Roni Ben-David and his wife Mrs. Aliza Ben-David.  Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd.

(6)
Based upon a Schedule 13D/A filed with the SEC on October 7, 2008 and other information available to the company.  Includes 1,129,856 ordinary shares owned of record by Mr. Salanksy and 200,000 ordinary shares subject to currently exercisable stock options granted to Mr. Salansky with an exercise price of $1.08 per share that expire on February 2013.

(7)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to the company.  Includes 59,169 ordinary shares owned of record by Mr. Ben-Bassat and 630,045 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(8)	Includes 242,500 ordinary shares subject to currently exercisable stock options and warrants.

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION

General

Our Board of Directors has approved, and is hereby soliciting shareholder approval of, an amendment to our Articles of Association to effect a reverse stock split of our issued and outstanding ordinary shares at a ratio of one-for-two (the “Charter Amendment”), in the event that the closing bid price of our ordinary shares on the NASDAQ Capital Market has not exceeded $1.00 per share for a minimum of 10 consecutive business days prior to March 15, 2010.  The Charter Amendment will reduce the number of our ordinary shares issued and outstanding, but will not change the number of authorized shares or the par value per share.  The purpose of the Charter Amendment is to increase the per share trading value of our ordinary shares.

We currently have 12,000,000 authorized ordinary shares, of which 8,928,750 ordinary shares are issued, 8,917,950 ordinary shares are outstanding and 1,005,000 ordinary shares are issuable under outstanding options and warrants as of January 19, 2010.  In addition, 350,974 ordinary shares may be issued under options that we may grant in the future under our existing option plans.  If a one-for-two reverse stock split is implemented, the number of issued ordinary shares would be 4,464,376, the number of outstanding ordinary shares would be 4,458,976 and 502,500 ordinary shares would be issuable under outstanding options and warrants.  In addition, 175,487 ordinary shares would be available for future option grants under our existing option plans.  The number of authorized shares would remain unchanged.

NASDAQ Listing Requirements

Our ordinary shares currently trade on The NASDAQ Capital Market under the symbol “MTSL.” The NASDAQ Capital Market has several continued listing requirements that companies must satisfy in order to remain listed.  On September 16, 2009, we received a deficiency letter from NASDAQ stating that based on the closing bid price of our listed securities for the last 30 consecutive business days, we no longer meet the minimum $1.00 per share requirement for continued listing on The NASDAQ Capital Market under NASDAQ Marketplace Rule 5550(a)(2).  Under NASDAQ Marketplace Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until March 15, 2010, in which to regain compliance with the minimum bid price rule.

If at any time before March 15, 2010, the bid price of our ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ stated that it will notify us that we have achieved compliance with the minimum bid price rule and the matter will be closed.  If we do not regain compliance with the minimum bid price rule before March 15, 2010, NASDAQ stated that it will provide us with written notice that our ordinary shares are subject to delisting.  At that time, we may appeal NASDAQ’s determination to a NASDAQ Listing Qualifications Panel, which would stay any further delisting action by NASDAQ pending a final decision by the panel.  Alternatively, NASDAQ stated that if we meet The NASDAQ Capital Market initial listing standards, with the exception of bid price, it will notify us that we have been granted an additional 180 calendar day compliance period.  We currently do not comply with The NASDAQ Capital Market’s initial listing standards.

Purpose of the Charter Amendment

The purpose of the proposed Charter Amendment is to increase the per share trading value of our ordinary shares in an effort to help us return to compliance with The NASDAQ Capital Market’s $1.00 minimum bid price requirement.  We expect that combining the issued and outstanding ordinary shares into a smaller number will result in them trading at a higher per share trade price for our ordinary shares compared to their recent trading prices, though there is no assurance that our ordinary shares will continue to trade at a higher per share price.  On January 15, 2010, the closing price of our ordinary shares was $1.00.

Certain Risks Associated with the Charter Amendment

Our total market capitalization immediately after we effect the reverse stock split may be lower than immediately before the proposed reverse stock split.

There are numerous factors and contingencies that could affect our share price following the proposed reverse stock split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions.  Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the reverse stock split (that is, at a price two times greater than the recent trading price of our ordinary shares).  If the market price of our ordinary shares declines after the reverse stock split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

If the reverse stock split is implemented, the number of authorized but unissued shares will increase significantly, and the future issuance of these shares will have a dilutive effect on your share ownership.

The reverse stock split will result in an increase in the number of our authorized but unissued shares of ordinary shares.  If we implement the reverse stock split, we will have 7,535,624 authorized but unissued shares and an additional 677,987 shares would be issuable pursuant to our existing option plans and outstanding options and warrants.

We may issue these authorized but unissued shares without the approval of our shareholders (other than in certain circumstances), and any such issuance will have a dilutive effect on the ownership interests of our current shareholders or any shareholders that own our shares prior to the reverse stock split.

Principal Effects of the Charter Amendment

Effect on Existing Ordinary Shares

The number of issued ordinary shares would be reduced from 8,928,750 to 4,464,376 and the number of outstanding ordinary shares would be reduced from 8,917,950 to 4,458,976.  The proposed reverse stock split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interest in us, except to the extent that the reverse stock split results in any of our shareholders owning a fractional share, as described below.  Proportionate voting rights and other rights of the holders of our ordinary shares would not be affected by the reverse stock split, except to the extent that the reverse stock split results in any of our shareholders owning a fractional share, as described below.

Effect on Authorized but Unissued Ordinary Shares

As described above, the number of authorized ordinary shares would remain unchanged, but because the number of outstanding ordinary shares would be reduced, the number of authorized ordinary shares available for issuance would be increased.  After the reverse stock split is implemented, we would have 7,535,624authorized but unissued ordinary shares.

Effect on our Existing Option Plans and Outstanding Options and Warrants

The reverse stock split would reduce the number of ordinary shares authorized and available for issuance under our existing option plans.  Specifically, the total number of ordinary shares that may be issued under our existing option plans (including under outstanding options granted under our existing option plans) would be reduced from 1,335,974  to 667,987.

In addition, as a result of the reverse stock split, the number of shares represented by each outstanding option under our existing option plans, whether vested or unvested, would be proportionately reduced and the exercise price would also be proportionately adjusted.  As a result of the reverse stock split, the options to acquire 985,000 ordinary shares currently outstanding under our existing option plans would be reduced to options to acquire 492,500 ordinary shares.

The number of shares issuable upon the exercise of an outstanding warrant to purchase our ordinary shares would be reduced proportionately to the ratio of our reverse stock split and the exercise price of the warrant would also be adjusted proportionately.  Specifically, a currently outstanding warrant to purchase 20,000 ordinary shares would be adjusted to a warrant to purchase 10,000 ordinary shares.

Effect on Shares Available for Issuance

As described above, upon the reverse stock split, our capitalization would be as follows: 12,000,000 authorized ordinary shares, of which (i) 4,464,376 ordinary shares would be issued, (ii) 4,458,976 ordinary shares would be outstanding, (iii) 667,987 ordinary shares would be authorized for issuance pursuant to our existing option plans (including under outstanding options granted under our existing option plans), and (iv) 10,000 ordinary shares would be authorized for issuance pursuant to outstanding warrants.  As a result, we would have a total of 7,535,624ordinary shares authorized and available for issuance.

Effect on Par Value

The reverse stock split will have no effect on the par value of our ordinary shares.

Effect on Registration

Our ordinary shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and we are subject to the periodic reporting requirements and other requirements of the Exchange Act.  The implementation of the reverse stock split would not affect the registration of our ordinary shares under the Exchange Act.

Expected Benefits of the Charter Amendment

The anticipated increase in our share price may help us return to compliance with The NASDAQ Capital Market’s $1.00 minimum bid price requirement.  As discussed above, there are certain risks associated with a reverse stock split and we cannot assure you that the post-split trading price will be or will remain at two times higher than recent trading prices or that we will meet The NASDAQ Capital Market’s $1.00 minimum bid price requirement.

Implementation of the Charter Amendment

Mechanics of Reverse Stock Split

If the Charter Amendment is approved, shareholders will be notified that the reverse stock split has been completed.  The mechanics of the reverse stock split will differ depending upon whether shares held are held beneficially in street name or whether they are registered directly in a shareholder’s name.

If a shareholder’s shares are held in street name, the number of shares the shareholder holds will automatically be adjusted to reflect the reverse stock split.

If a shareholder’s shares are registered directly in the shareholder’s name, the shareholder will receive a transmittal letter asking the shareholder to surrender the certificates representing pre-split shares in exchange for certificates representing post-split shares.  No new certificates will be issued to the shareholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to our transfer agent, American Stock Transfer & Trust Company. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

No Payment for Fractional Shares

We will not pay cash for fractional shares.  Whether shares are held in street name or directly, we will not issue fractional ordinary shares to our shareholders and any fractional shares will be rounded up to the nearest multiple.  For example, if a shareholder holds 131 shares on a pre-split basis, the shareholder would be issued 66 shares.

Required Vote

The affirmative vote of 75% of our outstanding ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter is required to approve the Charter Amendment.

Board Recommendation

The Board of Directors recommends that shareholders vote FOR approval of the amendment to our Articles of Association to effect a reverse stock split of our issued and outstanding ordinary shares by a ratio of one-for-two.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than as specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Alon Mualem
Corporate Secretary

Dated: January 19, 2010